  Exhibit 99.1

Silver Elephant Reports 106.7 Million Oz Indicated
and 13.1 Million Oz Inferred Silver Mineral
Resource Estimate for the Pulacayo Project

Vancouver, British Columbia, October 13, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces the results of a National Instrument 43-101 (“NI43-101”) compliant Mineral Resource Estimate for the Pulacayo silver-lead-zinc project (“Pulacayo Project”) in Bolivia. The Pulacayo Project consists of the Pulacayo Deposit and Paca Deposit (7km north of Pulacayo deposit). The project is 107 km northeast of Sumitomo Corporation’s San Cristobal silver mine, 171 km southwest of New Pacific’s Silver Sands discovery, and 139 km north of Pan American Silver Corp.’s San Vicente silver mine.

The Mineral Resource Estimate has an effective date of October 13, 2020 and includes an Indicated Mineral Resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an Inferred Mineral Resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. Silver Elephant’s wholly owned Bolivian subsidiary has invested over US$30 million at the Pulacayo Project since 2006.

The Mineral Resource Estimate was prepared by Mercator Geological Services Limited (“Mercator”) under supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101.  A technical report documenting the Mineral Resource Estimate will be filed by the Company within 45 days. A contained metal summary based on the Mineral Resource Estimate for the Pulacayo Project is reported below in Table 1.

Table 1: Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal - Effective October 13, 2020**

Zone	Category	Rounded Tonnes	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz
Open Pit Constrained	Indicated	47,380,000	101.0	1,365.0	687.5	202.0
	Inferred	4,165,000	8.0	80.3	53.5	14.3
Out-of-Pit	Indicated	660,000	5.7	19.6	6.4	6.5
	Inferred	900,000	5.2	42.4	8.3	7.4
Total:	Indicated	48,040,000	106.7	1,384.7	693.9	208.5
	Inferred	5,065,000	13.1	122.8	61.9	21.7

** Accompanying notes for the Mineral Resource Estimate are presented below with Table 3.

The Pulacayo Deposit Mineral Resource Estimate is based on estimates of Pit-Constrained and Out of Pit Mineral Resources, details of which are presented below in Table 2. These estimates are based on 73,016 metres of diamond drilling (244 surface and 42 underground drill holes). Table 3 presents the Pit- Constrained Paca Deposit Mineral Resource Estimate. This estimate is based on results of 104 diamond drill holes and 6 reverse circulation drill holes totaling 19,916 meters completed between 2002 and 2020.

Table 2: Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,090,000	125			4.4
		Inferred	25,000	60			0.0
30 *AgEq g/t	Sulfide In-Pit	Indicated	24,600,000	76	1.63	0.70	60.1	884.0	379.6	123.4	156
		Inferred	745,000	82	1.79	0.61	2.0	29.4	10.0	3.9	164
100 *AgEq g/t	Sulfide Out-of-Pit	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
		Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
Total:		Indicated	26,350,000				70.2	903.7	386.0	133.4
		Inferred	1,670,000				7.2	71.8	18.4	11.4

** Accompanying notes for the Mineral Resource Estimate are presented below with Table 3.

Table 3: Paca Deposit Pit-Constrained Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2

**Notes:

1.
Mineral Resources were prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2.
*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. A metal recovery of 80% Ag was used for oxide zone Mineral Resources.
3.
Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.
4.
Pit-Constrained Mineral Resources are defined for each deposit within optimized pit shells with average pit slope angles of 45⁰. The Pulacayo Deposit Mineral Resource Estimate was optimized at a 12.3:1 strip ratio and the Paca Deposit Mineral Resource Estimate was optimized with at a 4.3: strip ratio.
5.
Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$12.50 per tonne processed; haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne processed for Paca.
6.
Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne processed for Paca.
7.
Pit-constrained sulphide zone Mineral Resources are reported at a cut-off grade of 30 g/t Ag Eq. within the optimized pit shells and pit-constrained oxide zone Mineral Resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shells. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.
8.
Out of Pit Mineral Resources are external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.

9.
“Total” Mineral Resources for the Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit Mineral Resource Estimate is the tonnage-weighted average summation of Pit-Constrained and Out-of-Pit Pulacayo Mineral Resources.
10.
“Total” Mineral Resources for the Pulacayo Project Mineral Resource Estimate is the tonnage-weighted average summation of total Pulacayo Deposit and Paca Deposit Mineral Resources.
11.
Mineral Resources were estimated using Ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.
12.
Bulk density was interpolated using Ordinary Kriging methods for Pulacayo Mineral Resources. An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca Mineral Resources based on grade domain solid models.
13.
Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.
Mineral Resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

There are no known legal, political, environmental, or other risks identified by the Company at the October 13, 2020 effective date that would materially affect potential future development of the Pulacayo Project.

Pulacayo Project maps are available at www.silverelef.com.

Pulacayo Deposit

The Pulacayo and Paca Deposits are interpreted to be low-to-intermediate sulphidation epithermal deposits.

The Pulacayo Deposit occurs within the Tertiary age Pulacayo volcanic dome complex that consists of older sedimentary rocks of the Silurian Quenhua Formation and the intruding andesitic volcanic rocks of the Rothchild and Megacristal units. Mineralization hosted by volcanic rocks can be tens of meters in thickness and typically consists of discrete veins plus stockworks of narrow veins and veinlets that occur within argillic alteration host rock envelopes. Veins are commonly banded in texture and can contain semi-massive to massive sulphides. The primary minerals of economic importance at Pulacayo are tetrahedrite, galena and sphalerite. There are also silver sulfosalts and native silver which contribute to deposit silver grades. Mineralization is controlled by an east-west oriented normal fault system which links two northeast trending, steeply dipping, regional strike slip faults.

Historic Pulacayo mine production was predominantly from the Tajo vein system (TVS) which extends over a strike length of more than 2.5 km and down dip 1,000 meters. Resource drilling spans 1.4 km mineralized strike and extends down dip 400 meters from the surface. It covered an area that’s approximately 30% of TVS. There is the potential of discovering additional resources by drilling along the strike and at depth.

The sensitivity analysis shown in Table 4 and Table 5 illustrates various pit-constrained grade-tonnage scenarios for the Pulacayo deposit based on a range of cut-off grades. Table 6 shows sensitivity analysis for out-of-pit grade tonnage scenarios.

Table 4: Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,760,000	92			5.2
	Inferred	35,000	55			0.1
45 Ag g/t	Indicated	1,220,000	116			4.6
	Inferred	30,000	58			0.1
90 Ag g/t	Indicated	615,000	171			3.4
	Inferred					0
200 Ag g/t	Indicated	185,000	250			1.5
	Inferred					0

Note: Cut-off grade for pit-constrained oxide Mineral Resources is 50 g/t Ag.

Table 5: Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	24,600,000	76	1.63	0.7	60.1	884	379.6	123.4	156
	Inferred	745,000	82	1.79	0.61	2	29.4	10	3.9	164
45 AgEq g/t	Indicated	23,715,000	78	1.67	0.72	59.5	873.1	376.4	122	160
	Inferred	735,000	83	1.81	0.61	2	29.3	9.9	3.9	166
90 AgEq g/t	Indicated	13,700,000	121	2.17	0.99	53.3	655.4	299	100	227
	Inferred	290,000	154	3.62	0.97	1.4	23.1	6.2	2.9	312
200 AgEq g/t	Indicated	5,385,000	249	2.75	1.54	43.1	326.5	182.8	66.3	383
	Inferred	180,000	230	4.57	1.22	1.3	18.1	4.8	2.5	426
400 AgEq g/t	Indicated	1,860,000	387	3.62	2.25	23.1	148.4	92.3	33.8	565
	Inferred	105,000	297	5.29	1.46	1	12.2	3.4	1.8	521

Note: Resource Estimate cut-off grade bolded.

Table 6: Pulacayo Deposit Out-of-Pit Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
100 AgEq g/t	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
	Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
150 AgEq g/t	Indicated	530,000	321	1.3	0.49	5.5	15.2	5.7	6	354
	Inferred	680,000	220	2.25	0.46	4.8	33.7	6.9	6.6	300
200 AgEq g/t	Indicated	435,000	359	1.41	0.53	5	13.5	5.1	5.5	394
	Inferred	505,000	260	2.37	0.54	4.2	26.4	6	5.6	343
250 AgEq g/t	Indicated	350,000	397	1.53	0.59	4.5	11.8	4.6	4.9	435
	Inferred	375,000	309	2.14	0.64	3.7	17.7	5.3	4.6	381
300 AgEq g/t	Indicated	290,000	429	1.63	0.64	4	10.4	4.1	4.4	468
	Inferred	310,000	327	2.23	0.72	3.3	15.2	4.9	4	403
350 AgEq g/t	Indicated	230,000	462	1.74	0.7	3.4	8.8	3.5	3.7	504
	Inferred	225,000	358	2.18	0.85	2.6	10.8	4.2	3.1	434
400 AgEq g/t	Indicated	180,000	490	1.93	0.74	2.8	7.7	2.9	3.1	538
	Inferred	165,000	384	2.01	0.99	2	7.3	3.6	2.4	455

Note: Resource Estimate cut-off grade bolded.

Paca Deposit

The Paca Deposit is located 7 km north of the Pulacayo Deposit.

Paca Deposit mineralization occurs at surface and has been defined to date to a maximum depth below surface of approximately 200 metres. The current near surface dimension of the Paca Deposit measures approximately 750 meters North-South by 750 meters East-West. The deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. Mineralization occurs in association with the same Tertiary age volcanic dome complex that produced the Pulacayo Deposit and takes the form of thin veinlets, fracture fillings and disseminations hosted by altered volcaniclastic sedimentary lithologies and altered intermediate to felsic igneous lithologies. The Paca Deposit remains open at depth and along the strike.

Sensitivity analysis shown in Tables 7 and 8 illustrates various pit-constrained grade-tonnage scenarios at the Paca Deposit based on a range of cut-off grades.

Table 7: Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1

Note: Cut-off grade for pit-constrained oxide Mineral Resources is 50 g/t Ag.

Table 8: Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530

Note: Resource Estimate cut-off grade bolded.

Regional Exploration Potential

Numerous prospective targets which exhibit mineralization expression on surface have been identified around and between the Pulacayo and Paca deposits. The Company has already commenced activities to explore these areas.

Silver Elephant Remarks

Joaquin Merino, VP for South American Operation, commented: “With an Indicated Mineral Resource Estimate of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an Inferred Mineral Resource Estimate of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead, the Pulacayo Project should be recognized as a top-tier silver project with significant zinc and lead by-product credits. There is demonstrated potential for further resource expansion, and this overall large resource could eventually lead to a district-scale open-pit operation.”

Qualified Persons

Mr. Harrington, P. Geo. of Mercator Geological Services Limited is responsible for disclosure regarding the Pulacayo Project Mineral Resource Estimate.

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

About Mercator

Mercator Geological Services Limited is a Canadian consulting firm founded in 1997 that offers a broad range of professional project management services including technical reporting to standards referenced in NI 43-101, exploration program management, and professional staffing for mineral exploration projects. Mercator prepared the Pulacayo deposit mineral resource estimations for Apogee Silver Ltd during the 2011 to 2013 period.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“Joaquin Merino”
VP For South America Operation

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Companyhas attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.